Exhibit 4.1

THIS PROMISSORY NOTE (THIS “NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE MAKER MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE MAKER TO THE EFFECT THAT ANY SALE OR OTHER DISPOSITION IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

GAME YOUR GAME, INC. PROMISSORY NOTE

Principal Amount: Up to U.S. $2,500,000	Issue Date: December 28, 2024

FOR VALUE RECEIVED and subject to the terms and conditions set forth herein, GAME YOUR GAME, INC., a Delaware corporation (“Maker”), promises to pay to GRAFITI LLC (the “Payee) the aggregate principal sum of two million five hundred thousand U.S. Dollars (U.S. $2,500,000) (“Maximum Amount”) or such lesser amount as shall have been advanced by the Payee to Maker or on behalf of Maker and shall remain unpaid under this Note on the Maturity Date (as defined below) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The entire unpaid principal balance of this Note shall be due and payable in full on the earlier of: (i) March 31, 2025; and (ii) the consummation by the Maker (it’s parent company or any of its direct or indirect subsidiaries) (the “Maker Group”) of a Change of Control Event (such earlier date of (i) and (ii), the “Maturity Date”), unless accelerated upon the occurrence of an Event of Default (as defined below). The principal balance may be prepaid at any time by Maker, at its election and without penalty. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of Maker, be obligated personally for any obligations or liabilities of Maker hereunder. “Change of Control Event” means (i) any merger, consolidation, amalgamation, scheme of arrangement or merger of any member of the Maker Group with or into any other non-affiliated person or any other corporate reorganization in which the members of the Maker Group immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than a majority of the Maker Group’s voting power immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions to which any member of the Maker Group is a party in which at least a majority of the Maker Group’s voting power is transferred; or (ii) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Company or of the other members of the Maker Group, taken as a whole (or any series of related transactions resulting in such sale, transfer, or lease of all or substantially all of the assets of the Maker or of the other members of the Maker Group, taken as a whole) to a third party unaffiliated with any member of the Maker Group.

2. Drawdown Requests. As of the date hereof, the Payee has advanced an aggregate of one million eight hundred ninety thousand U.S. Dollars (U.S. $1,890,000)] (“Initial Advance Amount”) on the dates set forth on Schedule 1 attached hereto to Maker or other third parties on behalf of Maker and, Maker and the Payees agree that Maker may request, from time to time, up to an additional six hundred ten thousand U.S. Dollars (U.S. $610,000) in draw downs, in the aggregate, under this Note to be used for funding required working capital of any member of the Maker Group. The principal of this Note may be drawn down from time to time prior to the Maturity Date upon request from Maker to the Payee (each, a “Drawdown Request”). Each Drawdown Request must state the amount to be drawn down, and Payee shall fund each Drawdown Request no later than three (3) business days after receipt of a Drawdown Request; provided, however, that that the Initial Advance Amount plus the maximum amount of drawdowns outstanding under this Note at any time may not exceed the Maximum Amount. No fees, payments or other amounts shall be due to Payee in connection with, or as a result of, any Drawdown Request by Maker. The date on which a Drawdown Request is funded is referred to as the “Drawdown Date”). The Maker shall update the Payee Schedule following each Drawdown Date.

3. Interest. Interest on the Principal Amount will accrue beginning as of the Drawdown Date, including with respect to such amounts underlying the Initial Advance Amount at the rate of ten percent (10%) per annum (the “Interest Rate”). All accrued unpaid interest (the “Interest Amount”) shall be due and payable to the Holder on the Maturity Date. Upon the occurrence of an Event of Default (as defined below), interest shall accrue on the outstanding Principal Amount of this Note at the lesser of the rate of eighteen percent (18%) per annum or the maximum rate permitted by applicable law. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound annually, and shall be payable in accordance with the terms of this Note. Interest payments shall be payable in cash via wire transfer as set forth in Section 4.

4. Payments. All payments for amounts due under this Note shall be made by wire transfer of immediately available funds, in lawful tender of the United States, to an account designated in writing by the Payees. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges, then to the Interest Amount and finally to the reduction of the unpaid principal balance of this Note. This Note may be prepaid by the Maker at any time without penalty or premium, in whole or in part.

5. Events of Default. The occurrence of any of the following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by Maker to pay the principal amount due pursuant to this Note on the Maturity Date.

(b) Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

6. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 5(a) hereof, the Payees may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable thereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 5(b) or 5(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

7. Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

8. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payees, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payees with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

9. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

10. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.

11. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of Maker and Payee.

13. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[Signature page follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

GAME YOUR GAME INC.

By:	/s/ Dominic Poole
Name:	Dominic Poole
Its:	CFO

Agreed and acknowledged:

GRAFITI LLC

By:	/s/ Nadir Ali
Name:	Nadir Ali
Its:	CEO

SCHEDULE 1

Advance Date or Drawdown Date	Advance Amount Drawdown Amount
February 2, 2024	140,000.00
February 8, 2024	65,000.00
March 15, 2024	100,000.00
March 27, 2024	140,000.00
April 12, 2024	5,000.00
April 29, 2024	100,000.00
May 2, 2024	65,000.00
May 23, 2024	170,000.00
June 28, 2024	160,000.00
July 24, 2024	160,000.00
August 29, 2024	150,000.00
September 27, 2024	150,000.00
October 24, 2024	160,000.00
November 26, 2024	100,000.00
December 3, 2024	60,000.00
December 20, 2024	140,000.00
December 27, 2024	25,000.00
Total	U.S. $1,890,000.00